
American (b. 1960)
Jacqueline Humphries
INVEST NOW
63% Progress
Most Famous Series
This is a prime example of Humphries's famous "silver screen" paintings, which have sold for $610k in '23. Similar works are in the collections of the Whitney and the Tate Modern.
Our Offering
Untitled (2011)
The Whitney, NYC
Similar Works
NEWS

Fundamentals

Record Setting Work: In 2023, this painting sold for $479k (with fees), still Humphries's #5 auction record. We privately negotiated this painting for a price below that record, and have conviction that this could return to those heights long-term.

Recent Market Growth: Humphries has set all of her top ten auction prices since the start of 2019, including a new record price of $850,500 in 2022, signaling new heights for work.

Prestigious Permanent Collections: Humphries is a highly prestigious artist who has been collected by museums around the world, including the MoMA, the Guggenheim, the Met, the Tate, and the Fondation Louis Vuitton in Paris.

Popular Series: This is a prime example of Humphries's most famous body of work, "silver screen" paintings. Similar works have most recently sold for $610k in 2023, and other "silver screens" are in the collections of the Whitney and the Tate Modern.

Celebrity Collaborations: Humphries has collaborated with David Bowie, who said he was drawn to her silver paintings because they were "very similar to the way I think about constructing music."

Technological Innovation: Humphries is well-known for her novel approaches to painting, referencing digital technology including computer screens, ASCII text, and even emojis in her work.

Critical Acclaim: Humphries has been widely reviewed in major media outlets like The New York Times, Vanity Fair, The Financial Times, Vogue, The New Yorker, and more.

Record work at auction, (Ω:), not included in set of similar sales to Live Offering (Masterworks 477).

See Important Regulation A Disclosures at masterworks.com/cd.

The Artist

Jacqueline Humphries (b. 1960, New Orleans) is a cutting-edge contemporary American artist best known for her large-scale paintings that investigate abstraction and the digital age. She is considered part of a generation of abstract painters from the 1980s and 90s who rejected the trending belief that painting was obsolete in the digital age, alongside artists like Laura Owens and Amy Sillman. Rather than replace painting, technology became a subject in her paintings, which simulate the artificial glow of computer screens in paint and iconographic reference to digital languages like ASCII, CAPTCHA, emoticons, and emojis.

Speculative

Artist Risk Classification


Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is Speculative based on scoring in Masterworks internal Artist Market Rating Profiles.

Important Collectors and Museums

- **Centre Pompidou** — Paris, France
- **Fondation Louis Vuitton** — Paris, France
- **Guggenheim Museum** — New York, NY
- **Metropolitan Museum of Art** — New York, NY
- **Museum of Fine Arts** — Boston, MA
- **Museum of Modern Art** — New York, NY
- **Tate Modern** — London, England

Financials

Price Appreciation of Similar Works

23.9%



$700k
$600k
$500k
$400k
$300k
$200k
$100k
$0
2013
2015
2017
2019
2021
2023

Similar Sales

Painting	Year	Dimensions	Sale Date	Sale Price
Untitled	2011	90 × 96 in	3/25/2025	$444,000
Oo oo	2015	100 × 111 in	11/15/2023	$609,600
Untitled	2011	90 × 96 in	11/6/2023	$478,800
Untitled	2011	80 × 87 in	10/30/2023	$322,390
Candyman	2009	80 × 87 in	11/16/2022	$403,200
Siren	2009	72 × 78 in	9/28/2022	$288,000
Chimera	2008	90 × 96 in	3/1/2022	$295,639
Untitled	2013	100 × 111 in	11/8/2021	$687,500
The Mirror and the Mask	2010	80 × 87 in	5/14/2019	$288,000
Pile	2008	80 × 87 in	9/12/2017	$257,106
Untitled (indigo)	2007	90 × 96 in	12/11/2013	$45,000
Untitled (blue)	2007	90 × 96 in	12/11/2013	$48,000

SHOW LESS

JACQUELINE

HUMPHRIES

b. 1960, UNITED STATES



$444,000

INITIAL OFFERING

23.9%	20.7%
ANNUAL APPRECIATION OF SIMILAR WORKS [1,2]	RECORD PRICE GROWTH[3]

Oil on canvas | 90 × 96 in.

Jacqueline Humphries is a cutting-edge contemporary American artist best known for her large-scale paintings that investigate abstraction and the digital age.

The Artwork is a prime example of Jacqueline Humphries' most famous body of work, her Silver paintings: large-scale works on canvas that utilize metallic silver paint as the background. The Artwork is specifically in a style of her Silver paintings called "silver screens," which simulate the glare of a lit monitor in paint by contrasting the metallic silver paint with matte black paint. Humphries does this to catch the attention of her viewer. Fellow artist Cecily Brown begins her conversation with Jacqueline Humphries with an interest in the dynamic quality of her Silver paintings, asking: "Let's talk about how your paintings discourage stationary viewing. They seem to want to be perceived from multiple points of view. The reflectivity of your silver paintings especially emphasizes the unfixed nature of things..." Ironically, the reflective nature of Jacqueline Humphries' Silver paintings make them impossible to photograph and reproduce accurately on a screen. This purposefully highlights the limitations of digital media versus the possibilities of painting during a time where painting is considered the more limited medium. Jacqueline Humphries' Silver "silver screens" draw inspiration from unconventional painting techniques popularized by Abstract Expressionism, layering and scraping into the paint to create an all-over composition. The Whitney Museum of American Art had two of Jacqueline Humphries' "silver screens" on view in the 2014 Whitney Biennial and holds one in their permanent collection. The other one is held in the permanent collection of the Tate Modern in London. The Artwork is a large-scale nearly square canvas painting with layers of metallic silver, matte black, red, blue, and pink paint applied to the surface of the canvas. Jacqueline Humphries taped off a series of thin lines around the border of the canvas in between layers of paint to create a frame around the composition. Auction records for artworks similar in scale, style, and period are led by Untitled (2013), which sold for $687,500 at Christie's New York on November 9, 2021, Oo oo (2015), which sold for $609,600 at Sotheby's New York on November 16, 2023, and Candyman (2009), which sold for $403,200 at Sotheby's New York on November 17, 2022. The artwork previously sold at Christie's New York on November 7, 2023, for $478,800, making it the fifth highest price achieved at auction by the artist.

Jacqueline Humphries is represented by Greene Naftali Gallery and Galerie Gisela Capitain. In addition to her recent survey at the Wexner, she has held solo exhibitions at Dia Bridgehampton in New York, Carnegie Museum of Art in Pittsburgh, and Williams College Museum of Art in Massachusetts. Her work is held in the permanent collections of prestigious institutions around the world, including the Museum of Modern Art in New York, the Whitney Museum of American Art in New York, the Solomon R. Guggenheim Museum in New York, the Metropolitan Museum of Art in New York, the Art Institute of Chicago, the Museum of Fine Arts in Boston, the Hirshhorn Museum and Sculpture Garden in Washington, DC., the Museum of Contemporary Art in Los Angeles, the San Francisco Museum of Modern Art, the Tate Modern in London, the Centre Pompidou in Paris, the Fondation Louis Vuitton in Paris, and Museum Brandhorst, Munich, among many others. Humphries' longevity in contemporary art discourse, despite her rejection of trends, speaks to her present and future art historical importance. Achieving all five of her top auction records in the last three years, her performance in the secondary market has begun to reflect her influence in the market. Humphries' auction records are led by Ω:) (2017), which sold for $850,500 at Sotheby's New York on November 16, 2022, Untitled (2013), which sold for $687,500 at Christie's New York on November 9, 2021, and Oo oo (2015), which sold for $609,600 at Sotheby's New York on November 16, 2023.

HUMPHRIES' AUCTION RECORDS ARE LED BY Ω:) (2017), WHICH SOLD FOR $850,500 AT SOTHEBY'S NEW YORK ON NOVEMBER 16, 2022, UNTITLED (2013), WHICH SOLD FOR $687,500 AT CHRISTIE'S NEW YORK ON NOVEMBER 9, 2021, AND OO OO (2015), WHICH SOLD FOR $609,600 AT SOTHEBY'S NEW YORK ON NOVEMBER 16, 2023.

AUCTION RESULTS FOR SIMILAR WORKS [1,2]


687500
609600
478800
403200
322390
295639
288000
288000
257106
48000
45000
1/1/2014
1/1/2016
1/1/2018
1/1/2020
1/1/2022

Jacqueline Humphries (b. 1960, New Orleans, LA) is a cutting-edge contemporary American artist best known for her large-scale paintings that investigate abstraction and the digital age. In 1984, Humphries graduated from Parsons School of Design and went on to participate in the coveted Whitney Independent Study Program the following year. She is considered part of a generation of abstract painters from the 1980s and 90s who rejected the trending belief that painting was obsolete in the digital age, alongside artists Charline von Heyl, Jutta Koether, Laura Owens, and Amy Sillman. Rather than replace painting, technology became a subject in her paintings, which simulate the artificial glow of computer screens in paint and iconographic reference to digital languages like ASCII, CAPTCHA, emoticons, and emojis. In 2014, she was included in the Whitney Biennial, which brought her work into mainstream contemporary art discourse. Her success continued with the organization of a major survey exhibition at the Wexner Center for the Arts in Columbus, Ohio, in 2021, and her inclusion in the 59th Venice Biennale's exhibition, The Milk of Dreams, in 2022. Humphries constantly iterates on her approach to painting, introducing new techniques, styles, materials, and digital iconography. The artist continues to live and work in New York.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Jacqueline Humphries with the following criteria: Works on canvas created between 2000 and 2015, that measure at least 70 inches by 70 inches. The data was sourced from the Masterworks public sale database based on publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Jacqueline Humphries have a record price compound annual growth rate ("CAGR") of 20.7% from February 22, 1993 to December 31, 2024. This calculation is based on (i) a record price of $1,700 on February 22, 1993, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $675,000, the most recent record price as of December 31, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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